Exhibit 99.1

With Posco Letter to Shareholders Ahead of 2022 EGM Dear Esteemed Shareholders,    I would like to express my deepest gratitude for your continued support and interest in POSCO (ISIN KR7005490008).    On December 10th, 2021, POSCO’s Board of Directors unanimously approved the proposal to vertically spin-off the steel business division and existing POSCO will transfer into a holding company. At the upcoming Extraordinary Shareholder Meeting (“EGM”) on January 28th, 2022, should you, our valued shareholders grant final approval, POSCO will transition into a holding company, called POSCO Holdings. The Holding Company would 1) drive the development of the Group’s future business portfolio, 2) conduct restructuring and create synergy within the businesses, and 3) lead ESG strategy on a group level. Following the vertical spin-off, the steel business would become a wholly-owned subsidiary of POSCO Holdings. We understand there is concern from shareholders regarding a potential listing of the steel business. We take this opportunity to unequivocally communicate the Board’s unanimous decision not to list the spun-off steel business to ensure that the steel business performance continues to benefit our shareholders. We also note that this is consistent with the articles of incorporation of the steel company.    For half a century, POSCO has continued to innovate and grow, proudly growing into a globally acknowledged company, maintaining its position at the pinnacle of its industry as the world’s leading steel company for 12 consecutive years (World Steel Dynamics). Furthermore, the Company is delivering steady growth in its other businesses that enjoy synergies with our steel business, such as secondary battery materials, energy, trading and construction. However, the shifting business environment we are witnessing today foretells the arrival of unprecedented revolutionary change. The global low-carbon transition is shaking the core of the fundamental competitiveness of traditional industry, while the acceleration of technological innovation in green materials, mobility, digital and bio-technology, is introducing new growth opportunities. Companies unable to adapt to this change are facing serious risk.

The Board has discussed in length over the course of many discussions, to determine the optimal management structure that will enable and drive each business and medium-long term growth strategies effectively. As such, the Board came to the conclusion that a single entity managing the steel business as well the future growth of POSCO Group would suffer limitations on its ability to strengthen competitiveness of main businesses and drive growth for the overall group. Furthermore, it was concluded that an innovative management structure is critical for the Group to develop into a global business leader contributing to a sustainable future for the humanity. POSCO achieved record profits in 2021, and is expanding into forward-looking business segments including cathode·anode, lithium, nickel, hydrogen businesses. Current cathode·anode production capacity stands at 114,000 tons per year, and with the imminent commercialization of the lithium and nickel, we expect to see this business start contributing to the Group’s performance. As an integral component of the green steelmaking process as well as demand from the global push for energy transition, hydrogen production is closely linked to POSCO Group’s future growth. Our vision is to develop hydrogen as part of the group’s main business. We are currently reviewing green hydrogen projects with global companies and strengthening our business capabilities through R&D collaboration with leading organizations. Despite the progress demonstrated in our new growth businesses, POSCO remains under-valued trading at less than mid-cycle valuations vs 2007 peak levels. I believe this is due to the persisting perception of the Company as a low-growth steel producer, deterring the market from factoring in the growth potential from new businesses. The steel business spin-off and holding company transition will enable the company to accelerate balanced growth in the Group’s business portfolio and re-establish itself in the eyes of investors as a ‘green’ materials company so that its efforts as a growth stock can be properly reflected in its corporate value. Regarding market concern on a potential share price decline resulting from the holding company transition, our standing policy not to list the spun-off steel business. As such, I would reiterate that the steel company’s Articles of Incorporation therefore do not include any articles for listing. This decision was made based on the fact that the financial health of the steel company is very strong, eliminating any need for additional financing via a listing. Furthermore, this would prevent any conflicts of interest between the holding company and its subsidiaries on a fundamental level. In case of future spin-off of new businesses, we will not list them in order to keep the growth value to stay intact to the Holding company’s shareholder value.

With POSCO Despite remaining unlisted, the newly formed steel company will appoint outside directors and establish an ESG and Audit committee, to operate with the same level of transparency as it does now. By strengthening our ‘green’ competencies and expanding our global investment footprint, the steel business will continue to be one of the Group’s main businesses. Even after the steel division becomes unlisted, key management information will be disclosed and communicated with our shareholders regularly. We expect POSCO Holdings to enjoy more than a threefold increase in enterprise value by 2030 if balanced growth is realized on the back of accelerated growth into green businesses. The steel business will continue to strengthen its global leadership through capacity expansion and environmental leadership (production growth up to 68 million tons of crude steel capacity and lower domestic carbon emissions to 71mil. tons). Furthermore, POSCO Holdings, including POSCO Chemical business, expects to secure a global market share of 10% in the secondary battery materials and lithium businesses by 2030. The Company also plans to build the foundation on which to take on a global Top 10 spot for hydrogen producers. Dear Shareholders, Under our mid-term dividend policy, we will continue to maintain our 30% payout ratio (consolidated basis) into 2022. Furthermore, we commit to a minimum dividend payout exceeding ~~W~~10,000 per share onwards. As disclosed in the material provided with this letter, we will also be cancelling a portion of our treasury shares this year.    All of us at POSCO are feeling a great sense of responsibility as we face a critical turning point in our corporate history and enter into the second-half century of our existence. We ask for your strong to respond to your confidence by delivering greater growth going forward. Thank you.                Jeong-Woo Choi, POSCO CEO

With POSCO 2022 Extraordinary General Meeting of Shareholders Transition to a Holding Company & Business Strategies for 2030 January 5, 2022 posco

1 Proposed Structure to Enhance Growth and Valuations

The proposal to spinoff the steel business and transform the company into a Holding Company serves two main purposes.

First, We accelerate a more balanced growth in group portfolio in order to respond towards revolutionary change in business environment.

The speed and regularity with which innovation in green, digital and bio-technology has been emerging coupled with the rapid growth in eco-friendly businesses such as electric vehicles and renewable energy, has intensified global competition and put a strain on supply chain security.

The vertical spin-off and transition to a Holding Company structure would better support the management decision-making process and fortify expertise of each business segment.

- Transform steel business to a low-carbon eco-friendly production process and focus on global growth
- Strategically foster new growth business, such as secondary battery materials, hydrogen, etc.

→ Pursue balanced growth

Secondly, the proposed structure is to shift the market perception on POSCO from a steel-only based company to a 'green' materials company so that the Company's efforts as a growth stock can be properly reflected in its corporate value.

POSCO shares continued to be under-valued, underperforming the KOSPI, despite delivering record profits this year and the increased visibility of new business earnings growth. Growth from new business segments such as battery materials, lithium/nickel, and hydrogen, were exceptional through capacity expansion, commercial production and global partnerships establishments.

As such, we have decided to shift to a Holding Company in order to change the perception of a steel-based company while efficiently pursue new growth strategies and transition to eco-friendly production process.

POSCO	2007	2021
Steel Operating Profit	KRW 4.7 Tri.	KRW 8.0 ~ 8.5 Tri. (f)
Stock Price*(KRW/Share)	765thousand	275thousand
Market Cap*	KRW 67 Tri.	KRW 24 Tri.

* POSCO stock price and market capital data : Applied Oct 2, 2007 (2007 data), applied end of the year closing price for 2021

Green Tomorrow,    With POSCO 2 Proposed Structure and Corporate Governance Post Vertical Spin-Off The Holding Company will strengthen its corporate governance structure by increasing management transparency based on Board of Directors, while ensuring unlisted steel subsidiary to foucs on its core competence. Transition to Holding Company After the spin-off, the Holding Company will wholly own the steel business as an unlisted subsidiary, to allow the Holding Company to focus on driving POSCO Group’s vision for 2030.         Holding Company (Surviving Company) Vertical spin-off steel business Newly established companies will remain unlisted 100%63%53%100% 60%100%100%100% POSCOP-Int’lP-E&CP-Energy P-Chemical Lithium Nickel Hydrogen (Unlisted New Company) POSCO Lithium Solution, POSCO-Argentina, etc.    Corporate Governance Structure for POSCO Group Steel company is to remain unlisted to prevent any conflicts of interest within the Holding Company and its subsidiaries and ensure existing shareholders of the Holding Company enjoy the benefits of the steel business performance. The Articles of Incorporation for the new steel company will not include any articles required for listing and will mandate the added measure of requiring a special resolution from a shareholder meeting at the Holding Company level, in order to list. New businesses in hydrogen and nickel, will be unlisted after proposed spin-off. Financing will primarily be executed on the Holding Company level, and in case of financing, equity financing from the Holding Company will take place, not through listing, in order to protect shareholders’ value. To further strengthen Board-centric management of the Holding Company, the expertise of the BOD will be made more diversified and the portion of outside directors will increase. As for the steel company, even though not listed, it will appoint outside directors and establish an ESG committee and Audit committee, to ensure management transparency and clear communication of key information.

3 The Holding Company and ESG Management

The Holding Company will build balanced growth of group portfolio by creating business synergies and developing future business, and lead group-level of ESG management.

The Holding Company's integral role

The Holding Company will steer the group's growth strategy and oversee the development of the Group's future business portfolio, by identifying business opportunities and acquisition/investment targets. It will act as the portfolio developer for future businesses.
The Holding Company will also drive the Group's R&D strategy by exploring intra-Group and partnership synergy opportunities, thereby establishing a future new technology strategies.

Develop future business portfolio
- Establish growth strategy in group level
- Find new business opportunity
- Pursue new business, through M&As

Restructure group business and create synergy
- Diagnose and evaluate group business
- Nurture growth business and set the direction for restructuring
- Discover opportunities for synergy within businesses

Set R&D Strategy in group level
- Establish strategies to acquire new technologies for the future
- Recruit and nurture R&D talents
- Build group wide R&D cluster to develop future technologies

ESG management strengthened by Holding Company structure

POSCO Group plans to continue strengthening its ESG management through the Holding Company Board of Directors after the transition. The BoD of the Holding Company will not only establish the Group's ESG policy, but also monitor ESG issues of the subsidiaries and actively identify solutions. We also commit to establishing and strengthening internal ESG organization and headcount at key subsidiaries so that each business can hone their varying material ESG capabilities as required by each business segment or industry.

- Strengthen 'ESG Committee' within Holding Company's BoD
  - Composition : Majority of the committee will be composed of independent directors
  - Role : Establish Group-level ESG policy and management system, monitor Group's ESG issues, publish ESG report, communicate with investors, check ESG issues and regularly discuss strategies with the management of subsidiaries, etc.
- Establish 'ESG Committee' on steel company's BoD
  - Composition : Executive Director (CEO, Environment and Safety Officer) and Independent Director (ESG expert in steel business)
  - Role : Establish low-carbon policy and roadmap for implementation, formulate safety and health plan, manage ESG-related performance indicators, etc.
- Establish 'Group ESG Council', led by CEO of Holding Company
  - Composition : CEO of Holding Company and CEO of major subsidiaries
  - Role : Discuss and set ESG management system, identify risks and agree on approach/solutions for carbon neutrality, safety, health, environment, human rights, etc. issues. Report findings to the Holding Company's board or ESG Committee (at least once a quarter)

Green Tomorrow, With POSCO

4 Posco Group's Vision and Euterprise Value

We are determined to become a global business leader contributing to usher for a sustainable future for humanity by accelerating balanced growth of our core businesses under the Holding Company structure.

POSCO Group's vision

With the target of achieving a balanced business portfolio by 2030, and the vision to become a global business leader contributing to ushering in a sustainable future for humanity, we aim to grow our main businesses and identify new opportunities centered around our 5 key goals below.


Vision
The global business leader for sustainable future of humanity
Goals
Complete carbon neutrality in steel
Based on HyREX & Renewable Energy
20%
50%
100%
2030
2040
2050
Lead in new mobility application
Car body
Battery Pack
Bipolar Plate
Motor
Cathode/ anode
Lead in renewable energy
LNG
Hydrogen, Renewable-E
Form future housing
Zero-E Building
Modular Construction
Secure global food resources
Build global infrastructure for processing and distribution
Main Business
Steel
Secondary battery materials
Lithium/ Nickel
Hydrogen
Energy
Construction, Infrastructure
Agri-Bio

Target to triple Enterprise Value by 2030

We plan to triple the Enterprise Value of POSCO by 2030, through building balanced group business portfolio.


3x+α
43
2021
2030
(EV*, trillion KRW)
Steel
Cathode /Anode
Lithium /Nickel
Hydrogen
Energy
E&C, Agri-Bio etc.

* Enterprise Value : Sum of business value estimated with the business plan (EBITDA, Sales, etc.) multiplies by market multiple

5 2030 Growth Strategy of Main Businesses

We will pursue growth opportunities in key businesses that can contribute to sustainability of our future society.

The steel business will focus to strengthen its 'green' steel capabilities in response to the global move towards carbon neutrality and pursue continuous growth in overseas regions competitively positioned in the eco-friendly space.

Domestic Biz

- Gradual transition to carbon-neutral production system
- Build eco-friendly infrastructure
- Strengthen low-carbon product portfolio

[20% reduction of CO_2 emissions]



78 mil. T
71 mil. T
Worksites 10%*
Social 10%
2017~2019 average
2030
* Reducing 10% of CO_2 emission saves carbon cost by 500 billion KRW/year

[Eco-friendly product portfolio]

e Autopos
Greenable
INNOVILT

Overseas Biz

- Preemptively secure demand from growth markets with green and glocal production
- Form partnership with miners and energy companies

[Secure 23 million tons of crude steel capacity]



5.1
23.1
2021
2030

[Improve global steel profitability]



* OP margin
1%
7%
10-year average (2011~2020)
2030

The secondary battery material and Nickel/Lithium business will actively increase production capacity and become a global top-tier player through expanding value chain from raw materials to products.

- Cathode materials : Become a top-tier producer with diversified global customer base and technological superiority
- Anode materials : Keep global competitiveness in graphite and enter silicon anode material segment
- Nickel : Achieve 140k ton capacity in 2030 with two-track strategy, minerals and recycling
- Lithium : Become a global top 3 player by building capacity of 220 K ton by 2030



(unit: ten thousand ton)
'21
5
7
0.3
POSCO Chemical
Holding Company
'30
Cathode 42
Anode 26
Nickel 14
Lithium 22
EV
5.2
2.7
3.3
6.0mil.unit

Green Tomorrow, With POSCO For the Hydrogen business, the Company plans to build hydrogen production capacity up to 500k tons by 2030, and 7mil. tons by 2050 by establishing a global supply network of blue/green hydrogen and investment in key technologies.    Hydrogen Production Roadmap     Enter the market with by-product hydrogen, followed by full-scale overseas production of blue/green hydrogen Revenue •By-product : Set supply facilities of max. 70k tonKRW 2.3tril. capacity in 20267 million ton CAPEX •Blue : Equity investment in projects with Middle East (Accumulated,, 2030) Oil Majors KRW 10tril. •Green : Review projects related to steel biz in regions 6.3 3 million ton with abundant renewable energy source [M&A and joint R&D with external research institution 500k ton 2.4 to secure key technologies] 300 Green •Ammonia Cracking, High temperature electrolysis, 70k ton 130 Blue 0.60.7 Hydrogen Turbine, and technology Investment etc. 7070 By-product 2026203020402050 H2

6 Shareholder Return Policy To enhance POSCO Holdings’ shareholder value after the spin-off of the steel business, we will retire a portion of our treasury stock within 2022 and maintain a dividend policy that reflects the increased value of the Company.    Use of Treasury Shares The Company initiated a ~~W~~1 trillion share buyback program in 2020 to provide share price support amid the difficult business environment. There has been continued interest in the use of this treasury stock since.    The Company has cancelled treasury shares at various stages over the years to enhance shareholder value. This commitment continues, as we announce that a portion of our current treasury stock of 11.6 mil. shares (13.3%) will be cancelled within 2022.    • History of Share Cancellation (Total of 9.3 mil. shares)—Buyback and cancellation : 2.9 mil. shares (2001), 1.8 mil. shares (2003), 1.8 mil. shares (2004) —Treasury share cancellation : 2.8 mil. shares in 2002 Dividend Policy POSCO has been focusing its efforts on enhancing shareholder value by revealing detailed medium-term dividend policy. POSCO Holdings will maintain a 30% payout ratio on a consolidated basis in 2022 and deliver a minimum dividend in excess of ~~W~~10,000 per share onwards in tandem with corporate value. • Medium-term Dividend Policy (FY2020 ~ FY2022) : Payout Ratio Around 30% based on consolidated net profit excluding minority interest—In calculating the profit attributable to owners of the controlling company, one-off costs not generating cash outflow will be adjusted—Year-end dividend will be decided after comprehensive consideration of factors such as mid-term business plan, dividend yield, and FCF—Mid-term dividend policy will be reviewed and announced on a 3-year basis

POSCO Charter of Corporate Citizenship Companies achieve lasting growth and sustainability by pursuing harmony within the society where businesses operate. As a member of the social community, companies who have benefitted from resources provided by the society should look beyond profit, engage in addressing social issues and contribute to the prosperity of mankind and to making the world a better place. We believe that this is the right way to move forward. POSCO, under its management philosophy of ‘Corporate Citizenship: Building a Better Future Together’, will engage and communicate with all stakeholders including customers, employees and shareholders, and continually seek changes and innovation in pursuit of sustainability by ultimately creating greater value for the company. Accordingly, POSCO that embraces Corporate Citizenship complies with the following principles when conducting business. 1. We nurture a robust business ecosystem with business partners. • We practice the values of fairness, transparency and ethics across all business activities • We pursue collaboration and mutual growth with partners and suppliers based on a culture of consideration and respect • We support customer success by providing the finest products and services 2. We are at the forefront in addressing social issues and making society better. • We take a leading role in confronting social challenges at the corporate level with a sense of empathy • We carry out activities for the common good for the development of local communities and environmental protection • We actively participate in philanthropy as part of our commitment to sharing with our neighbors and the society 3. We foster a happy and fulfilling workplace by creating a corporate culture based on trust and creativity. • We create a safe and pleasant working environment to promote the health and well-being of our employees • We pioneer a corporate culture of trust and harmony through fair HR management practices and stable labor relations • We create a great workplace where diversity is respected and a healthy work-life balance can be realized July 25, 2019 POSCO

We look forward to your strong support. Thank you    Green Tomorrow, With POSCO This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the information contained in this presentation.